File No. 812-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 57(a)(4) AND 57(i)
OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d–1 UNDER THE ACT

TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY

SECTION 57(a)(4) OF THE ACT AND RULE 17d-1 UNDER THE ACT

HORIZON TECHNOLOGY FINANCE CORPORATION

HORIZON CREDIT II LLC

HORIZON LIFE SCIENCE DEBT STRATEGIES FUND L.P.

HORIZON LIFE SCIENCE DEBT STRATEGIES FUND GP LLC

HORIZON TECHNOLOGY FINANCE MANAGEMENT LLC

 312 Farmington Avenue
Farmington, Connecticut 06032

All Communications, Notices and Orders to:

Robert D. Pomeroy, Jr.
Chief Executive Officer
Horizon Technology Finance Corporation
312 Farmington Avenue
Farmington, Connecticut 06032

(860) 676-8654

Copies to:

David J. Harris
Thomas J. Friedmann
Dechert LLP
1900 K Street, N.W.
Washington, DC 20006
Telephone: (202) 728-7120
Facsimile: (202) 275-8389

Page 1 of 15 sequentially numbered pages (including exhibits)

January 23, 2017

UNITED STATES OF AMERICA

Before the

 SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

HORIZON TECHNOLOGY FINANCE CORPORATION, HORIZON CREDIT II LLC, HORIZON LIFE SCIENCE DEBT STRATEGIES FUND L.P., HORIZON LIFE SCIENCE DEBT STRATEGIES FUND GP LLC, AND

HORIZON TECHNOLOGY FINANCE MANAGEMENT LLC

312 Farmington Avenue
Farmington, Connecticut 06032

File No. 812-

Investment Company Act of 1940

) ) ) ) ) ) ) ) ) ) ) ) )	APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 57(a)(4) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d–1 UNDER THE ACT TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THE ACT AND RULE 17d-1 UNDER THE ACT

I. SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d–1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 57(a)(4) of the 1940 Act:

•	Horizon Technology Finance Corporation (the “Company”),
•	Horizon Credit II LLC (“Credit II”),
•	Horizon Life Science Debt Strategies Fund L.P. (the “Private Fund”),
•	Horizon Life Science Debt Strategies Fund GP LLC (the “Private Fund GP”), and
•	Horizon Technology Finance Management LLC (the “Adviser” and collectively with the Company and the Private Fund, the “Applicants”).

In particular, the relief requested in this application (the “Application”) would permit the Company and one or more Affiliated Funds1 to participate in the same investment opportunities through a proposed co-investment program (the “Co-Investment Program”) where such participation would otherwise be prohibited under Section 57(a)(4) and Rule 17d–1 by (a) co-investing with each other in securities issued by issuers in private placement transactions in which the Adviser negotiates terms in addition to price (“Private Placement Securities”);2 and (b) making additional investments in securities of such issuers, including through the exercise of warrants, conversion privileges, and other rights to purchase securities of the issuers (“Follow-On Investments”). “Co-Investment Transaction” means any transaction in which the Company (or a Wholly-Owned Investment Subsidiary (as defined below)) participates together with one or more Affiliated Funds in reliance on the requested Order. “Potential Co-Investment Transaction” means any investment opportunity in which the Company (or a Wholly-Owned Investment Subsidiary) could not participate together with one or more Affiliated Funds without obtaining and relying on the Order.

1 “Affiliated Fund” means the Private Fund and any Future Affiliated Fund. “Future Affiliated Fund” means any entity (a) whose investment adviser is the Adviser, (b) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, and (c) that intends to participate in the Co-Investment Program.

2 The term “private placement transactions” means transactions in which the offer and sale of securities by the issuer are exempt from registration under the Securities Act of 1933, as amended (the “1933 Act”).

All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application. The Applicants do not seek relief for transactions that would be permitted under other regulatory or interpretive guidance, including, for example, transactions effected consistent with Commission staff no-action positions.3

II. APPLICANTS

A.       The Company

The Company was organized as a corporation under the General Corporation Law of the State of Delaware on March 16, 2010 for the purpose of acquiring, continuing and expanding the business of its wholly owned subsidiary, Compass Horizon Funding Company LLC. The Company elected to be treated as a business development company (“BDC”)4 in October 2010 through a notification of election to be subject to Sections 55 through 65 of the 1940 Act on Form N-54A and has filed a registration statement on Form 8-A under the Securities Exchange Act of 1934, as amended (the “1934 Act”). The Company’s principal place of business is 312 Farmington Avenue, Farmington, Connecticut 06032.

The Company’s Objectives and Strategies5 are to maximize the total return of the Company’s investment portfolio by generating current income from the debt investments the Company makes and capital appreciation from the warrants the Company receives when making such debt investments. The Company focuses on making secured debt investments to venture capital-backed companies in the technology, life science, healthcare information and services and cleantech industries. The Company also selectively provides secured debt investments to publicly traded companies in the technology, life science, healthcare information and services and cleantech industries.

The Company has a six-member board of directors (the “Board”), of which four members are not “interested persons” of the Company within the meaning of Section 2(a)(19) of the 1940 Act (the “Non-Interested Directors”). No Non-Interested Director will have a financial interest in any Co-Investment Transaction, other than indirectly through share ownership (if any) in the Company.

B.       The Wholly-Owned Investment Subsidiaries

Credit II is a special purpose Delaware limited liability company and a Wholly-Owned Investment Subsidiary that was formed on June 28, 2011 to enter into a secured revolving credit facility (the “Credit Facility”). The Credit Facility matures on August 12, 2020 and is secured by all of the assets held by Credit II. The Company consolidates its financial results with those of Credit II for financial reporting purposes and measures its compliance with the leverage test applicable to BDCs under the 1940 Act on a consolidated basis.

In addition to Credit II, the Company may from time to time form additional special purpose subsidiaries (each, a “Wholly Owned Investment Subsidiary”) (i) that are wholly owned by the Company (with the Company at all times holding, beneficially and of record, 100% of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments and issue debt on behalf of the Company; (iii) with respect to which the Board has the sole authority to make all determinations with respect to the entity’s participation under the conditions to this Application; and (iv) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act.

C.       The Private Fund

3 See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

4 Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Section 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.

5 “Objectives and Strategies” means the investment objectives and strategies of the Company, as described in the Company’s Registration Statement on Form N-2, other filings the Company has made with the Commission under 1933 Act or under the 1934 Act, or in the Company’s reports to stockholders.

The Private Fund was formed as a Delaware limited partnership on July 20, 2016 and would be an investment company but for the exclusion from the definition of investment company provided by Section 3(c)(7) of the 1940 Act. The Private Fund has not yet held a closing with any limited partners and currently has no investments. The Private Fund is managed by the Adviser. The Private Fund’s investment objective is to maximize total returns for its limited partners by generating current income from debt investments and capital appreciation from equity participations associated with those investments. The Private Fund’s investment objective and investment policies are substantially similar to those of the Company.

D.       The Adviser

The Adviser, a Delaware limited liability company formed on January 23, 2008 and an investment adviser registered with the Commission under the Investment Advisers Act of 1940, as amended, serves as investment adviser to both the Company and the Private Fund. Under the investment advisory agreements of the Company and the Private Fund, the Adviser manages the portfolio of each entity in accordance with the investment objective and policies of each, makes investment decisions for each entity, places purchase and sale orders for portfolio transactions for each entity, and otherwise manages the day-to-day operations of each entity, subject, in the case of the Company, to the oversight of its Board.

III. REQUEST FOR ORDER

The Applicants request the Order of the Commission under Section 57(i) under the 1940 Act, and Rule 17d-l under the 1940 Act to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), the Company to be able to participate in Co-Investment Transactions with one or more Affiliated Funds.

The Company and the Affiliated Funds seek relief to invest in Co-Investment Transactions because such Co-Investment Transactions would otherwise be prohibited by Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act. This Application seeks relief in order to (i) enable the Company and the Affiliated Funds to avoid the practical difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that may arise in the future and (ii) enable the Company and the Affiliated Funds to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

A.        Sections 57(a)(4) and 57(i) of the 1940 Act and Rule 17d-1 thereunder

Section 57(a)(4) of the 1940 Act makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b) of the 1940 Act, acting as principal, knowingly to effect any transaction in which the BDC is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC on a basis less advantageous than that of the other participant. Although the Commission has not adopted any rules specifically under Section 57(a)(4) of the 1940 Act, Section 57(i) of the 1940 Act provides that the rules under Section 17(d) of the 1940 Act applicable to registered closed-end investment companies (e.g., Rule 17d-1 under the 1940 Act) are, in the interim, deemed to apply to transactions subject to Section 57(a) of the 1940 Act. Rule 17d-1 under the 1940 Act, as made applicable to BDCs by Section 57(i) of the 1940 Act, prohibits any person who is related to a BDC in a manner described in Section 57(b) of the 1940 Act, acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC is a participant, unless an application regarding the joint enterprise, arrangement or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted.

In passing upon applications under Rule 17d-1 under the 1940 Act, the Commission considers whether the participation by the BDC in such joint transaction is consistent with the provisions, policies, and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

B.       Section 57(b) of the 1940 Act

Section 57(b) of the 1940 Act specifies the persons to whom the prohibitions of Section 57(a)(4) of the 1940 Act apply, including: (1) any director, officer, employee or member of an advisory board of a BDC or any person (other than the BDC itself) who is, within the meaning of Section 2(a)(3)(C) of the 1940 Act, an affiliated person6 of any such person; or (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with,7 a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C) of the 1940 Act, an affiliated person of such person.

The Private Fund is, and Future Affiliated Funds will be, advised by the Adviser. Accordingly, each Affiliated Fund may be deemed either (i) to be under common control with the Company in the manner described in Section 57(b) or (ii) an affiliated person of the Company by virtue of a control person of the Affiliated Fund also serving the Company in a capacity that causes him or her to be an affiliated person of the Company, and therefore subject to the prohibitions of Section 57(a)(4) and Rule 17d-1.

C.       Protection Provided by the Proposed Conditions

The Applicants believe that the proposed Conditions, as discussed more fully in Section III.E. of this Application, will ensure the protection of the Company’s stockholders and compliance with the purposes and policies of the 1940 Act with respect to the Co-Investment Transactions. In particular, the Conditions, as outlined below, would ensure that the Company would only invest in investments that are appropriate to the interests of its stockholders and the investment needs and abilities of the Company. In addition, the Company would be able to invest on equal footing with the Affiliated Funds, including identical terms, conditions, price, class of securities purchased, settlement date, and registration rights. The Company would have the ability to engage in Follow-On Investments in a fair manner consistent with the protections of the other conditions. The Company would have the ability to participate on a proportionate basis, at the same price and on the same terms and conditions in any sale of a security purchased in a Co-Investment Transaction. Fees and expenses of Co-Investment Transactions would be borne by the Adviser or shared pro-rata among the Company and Affiliated Funds who participate in the Co-Investment Transactions. The conditions would also prevent the Company from investing in any current investments of an affiliated person, which eliminates the possibility of the Company being forced to invest in a manner that would benefit such affiliated person’s existing investment. Also, sufficient records of the transactions would be maintained to permit the examination staff of the Commission to monitor compliance with the terms of the requested order.

The Conditions impose a variety of duties on the Adviser with respect to Co-Investment Transactions and Potential Co-Investment Transactions by the Company. These duties include determinations regarding investment appropriateness, the appropriate level of investment, and the provision of information to the Board. In addition, when considering Potential Co-Investment Transactions for the Company, the Adviser will consider only the Objectives and Strategies, investment policies, investment positions, Available Capital (defined below), and other pertinent factors applicable to the Company. The participation of the Company in a Potential Co-Investment Transaction may only be approved by a required majority, as defined in Section 57(o) of the 1940 Act (a “Required Majority”), of the directors of the Board eligible to vote on that Co-Investment Transaction under Section 57(o) of the 1940 Act (the “Eligible Directors”).

The amount of the Company’s capital available for investment (“Available Capital”) will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level,

6 Section 2(a)(3)(C) of the 1940 Act defines an “affiliated person” of another person as any person directly or indirectly controlling, controlled by, or under common control with, such other person.

7 Section 2(a)(9) of the 1940 Act defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. The definition of “control” clarifies that any person who owns beneficially, either directly or through one or more controlled companies, more than 25% of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25% of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.

targeted asset mix and other investment policies and restrictions set from time to time by the Board or imposed by applicable laws, rules, regulations or interpretations. Likewise, an Affiliated Fund’s Available Capital will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set by the Affiliated Fund’s directors, general partners, managers or the Adviser or imposed by applicable laws, rules, regulations or interpretations.

In sum, the Applicants believe that the proposed conditions would ensure that the Company does not participate on a basis different from, or less advantageous than, that of the Affiliated Funds. As a result, the Applicants believe that the participation of the Company in Co-Investment Transactions done in accordance with the Conditions would be consistent with the provisions, policies, and purposes of the 1940 Act, and would not be done on a basis that is different from, or less advantageous than, the Affiliated Funds.

With respect to each Wholly Owned Investment Subsidiary, such a subsidiary would be prohibited from investing in a Co-Investment Transaction with any Affiliated Fund because it would be a company controlled by the Company for purposes of Section 57(a)(4) of the 1940 Act. The Applicants request that each Wholly Owned Investment Subsidiary be permitted to participate in Co-Investment Transactions in lieu of the Company and that the Wholly Owned Investment Subsidiary’s participation in any such transaction be treated, for purposes of the Order, as though the Company were participating directly. The Applicants represent that this treatment is justified because a Wholly Owned Investment Subsidiary would have no purpose other than serving as a holding vehicle for the Company’s investments and, therefore, no conflicts of interest could arise between the Company and the Wholly Owned Investment Subsidiary. The Board would make all relevant determinations under the conditions with regard to a Wholly Owned Investment Subsidiary’s participation in a Co-Investment Transaction, and the Board would be informed of, and take into consideration, any proposed use of a Wholly Owned Investment Subsidiary in the Company’s place. If the Company proposes to participate in the same Co-Investment Transaction with any of the Wholly Owned Investment Subsidiaries, the Board will also be informed of, and take into consideration, the relative participation of the Company and the Wholly Owned Investment Subsidiary.

D.       Proposed Conditions

The Applicants agree that any Order granting the requested relief shall be subject to the following Conditions:

1.       Each time the Adviser considers a Potential Co-Investment Transaction for an Affiliated Fund that falls within the Company’s then-current Objectives and Strategies, the Adviser will make an independent determination of the appropriateness of the investment for the Company in light of the Company’s then-current circumstances.

2. (a) If the Adviser deems the Company’s participation in any Potential Co-Investment Transaction to be appropriate for the Company, it will then determine an appropriate level of investment for the Company.

(b)        If the aggregate amount recommended by the Adviser to be invested by the Company in the Potential Co-Investment Transaction, together with the amount proposed to be invested by the participating Affiliated Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on each participant’s Available Capital in the asset class being allocated, up to the amount proposed to be invested by each. The Adviser will provide the Eligible Directors with information concerning each participating party’s Available Capital to assist the Eligible Directors with their review of the Company’s investments for compliance with these allocation procedures.

(c)       After making the determinations required in conditions 1 and 2(a), the Adviser will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by the Company and each participating Affiliated Fund) to the Eligible Directors for their consideration. The Company will co-invest with one or more Affiliated Funds only if, prior to the Company’s participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i)	the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Company and its stockholders and do not involve overreaching in respect of the Company or its stockholders on the part of any person concerned;

(ii)	the Potential Co-Investment Transaction is consistent with:

(A)       the interests of the Company’s stockholders; and

(B)       the Company’s then-current Objectives and Strategies;

(iii)	the investment by the Affiliated Funds would not disadvantage the Company, and participation by the Company would not be on a basis different from or less advantageous than that of any Affiliated Fund; provided that if any Affiliated Fund, but not the Company itself, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if:

(A)        the Eligible Directors will have the right to ratify the selection of such director or board observer, if any;

(B)        the Adviser agrees to, and does, provide periodic reports to the Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C)        any fees or other compensation that any Affiliated Fund or any affiliated person of any Affiliated Fund receives in connection with the right of the Affiliated Fund to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Affiliated Funds (who each may, in turn, share its portion with its affiliated persons) and the Company in accordance with the amount of each party’s investment; and

(iv)	the proposed investment by the Company will not benefit the Adviser, any Affiliated Fund or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by condition 13, (B) to the extent permitted by Section 57(k) of the 1940 Act, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in condition 2(c)(iii)(C).

3.       The Company has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.       The Adviser will present to the Board, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of the Affiliated Funds during the preceding quarter that fell within the Company’s then-current Objectives and Strategies that were not made available to the Company, and an explanation of why the investment opportunities were not offered to the Company. All information presented to the Board pursuant to this condition will be kept for the life of the Company and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5.       Except for Follow-On Investments made in accordance with condition 88, the Company will not invest in reliance on the Order in any issuer in which an Affiliated Fund or any affiliated person of an Affiliated Fund is an existing investor.

6.       The Company will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for the Company and each participating Affiliated Fund. The grant to an Affiliated Fund, but not the Company, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

7. (a) If any Affiliated Fund elects to sell, exchange or otherwise dispose of an interest in a security that was acquired by the Company in a Co-Investment Transaction, the Adviser will:

(i)	notify the Company of the proposed disposition at the earliest practical time; and

(ii)	formulate a recommendation as to participation by the Company in the disposition.

(b)       The Company will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the participating Affiliated Funds.

(c)       The Company may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of the Company and each Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Board has approved as being in the best interests of the Company the ability to participate in such dispositions on a pro rata basis (as described in greater detail in this Application); and (iii) the Board is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the Adviser will provide its written recommendation as to the Company’s participation to the Eligible Directors, and the Company will participate in such disposition solely to the extent that a Required Majority determines that it is in the Company’s best interests.

(d)       Each of the Company and the Affiliated Funds will bear its own expenses in connection with any such disposition.

8. (a) If any Affiliated Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the Adviser will:

(i)	notify the Company of the proposed Follow-On Investment at the earliest practical time; and

(ii)	formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by the Company.

(b)       The Company may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of the Company and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the Board has approved as being in the best interests of the Company the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application). In all other cases, the Adviser will provide its written recommendation as to the Company’s participation to the Eligible Directors, and the Company will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Company’s best interests.

8 This exception applies only to Follow-On Investments by the Company in issuers in which the Company already holds investments.

(c)       If, with respect to any Follow-On Investment:

(i)	the amount of the opportunity is not based on the Company’s and the Affiliated Funds’ outstanding investments immediately preceding the Follow-On Investment; and

(ii)	the aggregate amount recommended by the Adviser to be invested by the Company in the Follow-On Investment, together with the amount proposed to be invested by the Affiliated Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, then the investment opportunity will be allocated among them pro rata based on each participant’s Available Capital in the asset class being allocated, up to the amount proposed to be invested by each.

(d)       The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in this Application.

9.       The Non-Interested Directors will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by any Affiliated Fund that the Company considered but declined to participate in, so that the Non-Interested Directors may determine whether all investments made during the preceding quarter, including those investments that the Company considered but declined to participate in, comply with the conditions of the Order. In addition, the Non-Interested Directors will consider at least annually the continued appropriateness for the Company of participating in new and existing Co-Investment Transactions.

10.       The Company will maintain the records required by Section 57(f)(3) of the 1940 Act as if each of the investments permitted under these conditions were approved by the Required Majority under Section 57(f) of the 1940 Act.

11.       No Non-Interested Director will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the 1940 Act) of an Affiliated Fund.

12.       The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) will, to the extent not payable by the Adviser under its respective investment advisory agreements with Affiliated Funds and the Company, be shared by the Company and the Affiliated Funds in proportion to the relative amounts of the securities held or to be acquired or disposed of, as the case may be.

13.       Any transaction fee9 (including break-up or commitment fees but excluding broker’s fees contemplated Section 57(k) of the 1940 Act) received in connection with a Co-Investment Transaction will be distributed to the Company and the participating Affiliated Funds on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by the Adviser pending consummation of the Co-Investment Transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Company and each of the participating Affiliated Funds based on the amounts they invest in such Co-Investment Transaction. None of the Affiliated Funds, the Adviser, or any affiliated person of the Company or Affiliated Funds will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Company and the Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C); and (b) in the case of the Adviser, investment advisory fees paid in accordance with the investment advisory agreements between the Adviser and the Company or Affiliated Fund).

9 The Applicants are not requesting, and the staff is not providing, any relief for transaction fees received in connection with any Co-Investment Transaction.

IV. IN SUPPORT OF THE APPLICATION

The Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Company and its stockholders and (ii) the protections found in the terms and conditions set forth in this Application.

A.       Potential Benefits

In the absence of the relief sought hereby, in some circumstances the Company would be limited in its ability to participate in attractive and appropriate investment opportunities. Section 57(a)(4) of the 1940 Act and Rule 17d–1 under the 1940 Act should not prevent BDCs from making investments that are in the best interests of their stockholders.

In cases where the Adviser identifies favorable investment opportunities requiring larger capital commitments or investment opportunities where acquiring a large interest offers advantages to investors, and where the Company is unable to singly fund such opportunities or is otherwise limited in its ability to singly acquire such an opportunity as a result of diversification rules or other regulatory or portfolio requirements, absent the relief sought by this Application, the Company will have to either forgo such potentially favorable investments or accept potentially less favorable terms on account of making a smaller investment. The ability to participate in Co-Investment Transactions that involve committing larger amounts of financing would enable the Company to participate with one or more of the Affiliated Funds in making larger financing commitments, which would, in turn, allow the Company to potentially obtain more variable pricing or other terms and increase income, expand investment opportunities and provide better access to due diligence information for the Company. In addition, by not being required to fully fund a large investment and by participating with Affiliated Funds in a Co-Investment Transaction, the Company may be able to achieve greater investment diversification.

The Company and its stockholders will benefit from the ability to participate in Co-Investment Transactions. The Board, including the Non-Interested Directors, has determined that it is in the best interests of the Company to participate in Co-Investment Transactions because, among other matters, (i) the Company will be able to participate in a larger number and greater variety of transactions, thereby potentially increasing investment diversification; (ii) the Company will be able to participate in larger transactions; (iii) the Company will be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities to the Company; (iv) the Company will have greater bargaining power, more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (v) the Company will be able to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments; and (vi) the general terms and conditions of the proposed Order are fair to the Company and its stockholders. The Board, including the Non-Interested Directors, also determined that it is in the best interests of the Company and its stockholders to obtain the Order at the earliest possible time and instructed the officers of the Company, the Adviser and counsel to use all appropriate efforts to accomplish such goal. For these reasons, the Board has determined that it is proper and desirable for the Company to participate in Co-Investment Transactions with one or more Affiliated Funds.

B.        Protective Representations and Conditions

The terms and conditions set forth in this application ensure that the proposed Co-Investment Transactions are consistent with the protection of the Company’s stockholders and with the purposes intended by the policies and provisions of the 1940 Act. Specifically, the Conditions incorporate the following critical protections: (i) in each Co-Investment Transaction, the Company and all Affiliated Funds participating in the Co-Investment Transactions will invest at the same time for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other; (ii) a Required Majority must approve various investment decisions with respect to the Company in accordance with the Conditions; and (iii) the Company is required to retain and maintain certain records.

Other than pro rata dispositions and Follow-On Investments as provided in conditions 7 and 8, and after making the determinations required in conditions 1 and 2(a), the Adviser will present each Potential Co-Investment Transaction and the proposed allocation to the Eligible Directors, and the Required Majority will approve each Co-Investment Transaction prior to any investment by the Company. With respect to the pro rata dispositions and Follow-On Investments provided in conditions 7 and 8, the Company may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of the Company and the Affiliated Funds in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) the Board has approved that the Company’s participation in pro rata dispositions and Follow-On Investments as being in the best interests of the Company. If the Board does not so approve, any such disposition or Follow-On Investment will be submitted to the Eligible Directors. The Board may at any time rescind, suspend or qualify its approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Eligible Directors.

The Applicants believe that participation by the Company in pro rata dispositions and Follow-On Investments, as provided in conditions 7 and 8, is consistent with the provisions, policies and purposes of the 1940 Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata dispositions and Follow-On Investments, eliminates the discretionary ability to make allocation determinations and, in turn, eliminates the possibility for overreaching and promotes fairness. The Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2 under the 1940 Act, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

The foregoing analysis applies equally where a Wholly-Owned Investment Subsidiary is involved in a Co-Investment Transaction as each Wholly Owned Investment Subsidiary will be treated as one company with the Company for purposes of this Application.

V. PRECEDENTS

The Commission previously has issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to co-invest in Private Placement Securities. See, e.g., Goldman Sachs BDC, Inc., et al., (File No. 812-14219) Investment Company Act Rel. No. 32382 (December 7, 2016) (notice) and 32409 (January 4, 2017) (order), Capitala Finance Corp., et al., (File No. 812-14544) Investment Company Act Rel. No. 32102 (May 5, 2016) (notice) and 32132 (June 1, 2016) (order), Eagle Point Credit Company Inc., et al., (File No. 812-14330) Investment Company Act Rel. No. 31457 (Feb. 18, 2015) (notice) and 31507 (March 17, 2015) (order), Garrison Capital, Inc., et al., (File No. 812-14097) Investment Company Act Rel. No. 31373 (December 15, 2014) (notice) and 31409 (Order), PennantPark Investment Corporation, et al., (File No. 812-14134) Investment Company Act Rel. No. 30985 (Mar. 19, 2014) (notice) and 31015 (Apr. 15, 2014) (order); NF Investment Corporation, et al., (File No. 812-14161) Investment Company Act Rel. No. 30900 (Jan. 31, 2014) (notice) and 30968 (Feb. 26, 2014) (order); Prospect Capital Corporation, et. al., (File No. 812-14199) Investment Company Act Rel. No. 30855 (Jan. 13, 2014) (notice) and 30909 (Feb. 10, 2014) (order); Medley Capital Corporation, et. al. (File No. 812-14020) Investment Company Act Rel. No. 30769 (Oct. 28, 2013) (notice) and 30807 (Nov. 25, 2013) (order); Stellus Capital Investment Corporation, et al., (File No. 812-14061) Investment Company Act Rel. No. 30739 (Sept. 30, 2013) (notice) and 30754 (Oct. 23, 2013) (order); FS Investment Corporation, et al., Investment Company Act Rel. No. 30511 (May 9, 2013) (notice) and 30548 (Jun. 4, 2013) (order); Corporate Capital Trust, Inc., et. al., (File No. 812-13844) Investment Company Act Rel. No. 30494 (April 25, 2013) (notice) and 30526 (May 21, 2013) (order); Gladstone Capital Corporation, Investment Company Act Rel. No. 30125 (June 29, 2012) (notice) and 30154 (July 26, 2012) (order); H&Q Health Care Investors, Investment Company Act Rel. No. 28426 (September 30, 2008) (notice) and 28472 (Oct. 28, 2008) (order); Ridgewood Capital Energy Growth Fund, LLC, et al., Investment Company Act Rel. No. 28931 (Sep. 25, 2009) (notice) and (Oct. 21, 2009) (order); see also co-investing orders Special Value Opportunities Fund, LLC, Investment Company Act Rel. No. 27287 (Apr. 11, 2006) (notice) and 27316 (May 9, 2006) (order); Gladstone Capital Corp., Investment Company Act Rel. Nos. 27120 (Oct. 25, 2005) (notice) and 27150 (Nov. 22, 2005) (order).

VI. PROCEDURAL MATTERS

Please address all communications concerning this Application and the Notice and Order to:

Robert D. Pomeroy, Jr.
Chief Executive Officer
Horizon Technology Finance Corporation
312 Farmington Avenue
Farmington, Connecticut 06032

(860) 676-8654

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

David J. Harris

Thomas J. Friedmann

Dechert LLP

1900 K Street, N.W.

Washington, DC 20006

Pursuant to Rule 0-2(c) under the 1940 Act, the Applicants hereby state that the Board of the Company, by resolution duly adopted by the Board on January 17, 2017 (attached hereto as Exhibit A), the managing members of the Advisers and the General Partner of the Private Fund have authorized to cause to be prepared and to execute and file with the Commission this Application for the Order sought hereby.

In accordance with Rule 0-5 under the Act, the Applicants request that the Commission issue the requested Order without holding a hearing.

The Applicants have caused this Application to be duly signed on their behalf on the 23rd day of January 2017.

Horizon Technology Finance Corporation

By:	s/ Robert D. Pomeroy, Jr.

Name: Robert D. Pomeroy, Jr.
Title: Chief Executive Officer

Horizon Credit II LLC

By:	s/ Robert D. Pomeroy, Jr.

Name: Robert D. Pomeroy, Jr.
Title: Chief Executive Officer

Horizon Life Science Debt Strategies Fund L.P. By: Horizon Life Science Debt Strategies Fund GP LLC, its General Partner

By:	s/ Robert D. Pomeroy, Jr.

Name: Robert D. Pomeroy, Jr.
Title: Member

Horizon Life Science Debt Strategies Fund GP LLC

By:	s/ Robert D. Pomeroy, Jr.

Name: Robert D. Pomeroy, Jr.
Title: Member

Horizon Technology Finance Management LLC

By:	s/ Robert D. Pomeroy, Jr.

Name: Robert D. Pomeroy, Jr.
Title: Chief Executive Officer

VERIFICATION

The undersigned states that he or she has duly executed the attached Application dated January 23, 2017 for and on behalf Horizon Technology Finance Corporation, Horizon Credit II LLC, Horizon Life Science Debt Strategies Fund L.P., Horizon Life Science Debt Strategies Fund GP LLC and Horizon Technology Finance Management LLC; that he or she is authorized to execute this sworn statement of each entity; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

Horizon Technology Finance Corporation

By:	s/ Robert D. Pomeroy, Jr.

Name: Robert D. Pomeroy, Jr.
Title: Chief Executive Officer

Horizon Credit II LLC

By:	s/ Robert D. Pomeroy, Jr.

Name: Robert D. Pomeroy, Jr.
Title: Chief Executive Officer

Horizon Life Science Debt Strategies Fund L.P. By: Horizon Life Science Debt Strategies Fund GP LLC, its General Partner

By:	s/ Robert D. Pomeroy, Jr.

Name: Robert D. Pomeroy, Jr.
Title: Member

Horizon Life Science Debt Strategies Fund GP LLC

By:	s/ Robert D. Pomeroy, Jr.

Name: Robert D. Pomeroy, Jr.
Title: Member

Horizon Technology Finance Management LLC

By:	s/ Robert D. Pomeroy, Jr.

Name: Robert D. Pomeroy, Jr.
Title: Chief Executive Officer

Exhibit A

Resolution of the Board of Directors of Horizon Technology Finance Corporation (the “Company”)

RESOLVED, that each of the Officers of the Company is hereby authorized in the name and on behalf of the Company to submit and cause to be filed with the SEC an application for exemptive relief, in substantially the form presented at the meeting, with such changes, modifications, or amendments thereto as the officer or officers executing the same (personally or by attorney) may approve as necessary or desirable, such approval to be conclusively evidenced by his, her or their execution thereof.